SO 3/8/02

02019012

SECURITI[illegible] COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-51321

RECD S.E.C.
MAR 0 1 2002
519

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARCHON SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3216 N. THIRD ST.
(No. and Street)

PHOENIX, AZ 85012
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CEDRIC M. WADE 602 222-5757
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEMPLE & COOPER, LLP
(Name — *if individual, state last, first, middle name*)

2700 N. CENTRAL AVE., 9th Fl.; PHOENIX, AZ 85004
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/2002

OATH OR AFFIRMATION

I, Allan E. Rosen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Archon Securities, LLC, as of Feb. 28th, 2002, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
CEDRIC M. WADE
NOTARY PUBLIC-STATE OF ARIZONA
MARICOPA COUNTY
My Comm. Expires February 17, 2004

Allan E. Rosen
Signature

President
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARCHON SECURITIES, LLC

FINANCIAL STATEMENTS

For The Year Ended
December 31, 2001

SEMPLE & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
BDO SEIDMAN ALLIANCE
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

INDEPENDENT AUDITORS' REPORT

To The Members of
Archon Securities, LLC

We have audited the accompanying statement of financial condition of Archon Securities, LLC (A Limited Liability Company) as of December 31, 2001, and the related statements of operations and members' equity, cash flows, and changes in subordinated borrowings for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Archon Securities, LLC as of December 31, 2001, and results of its operations, changes in members' equity, cash flows and changes in subordinated borrowings for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Semple & Cooper, LLP
Certified Public Accountants

Phoenix, Arizona
January 7, 2002

ARCHON SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents (Note 1)	$ 86,623
Total Assets	$ 86,623

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$ 529
Total Liabilities	529
Members' equity	86,094
Total Liabilities and Members' Equity	$ 86,623

The Accompanying Notes are an Integral Part
of the Financial Statements

ARCHON SECURITIES, LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commissions and miscellaneous income	$ 1,360,173
Expenses:	
Commissions	1,217,543
Professional fees	15,003
Client reimbursement	53,055
Other operating expenses	5,759
Total Expenses	1,291,360
Net Income	68,813
Beginning Members' Equity	74,452
Distributions	(57,171)
Ending Members' Equity	$ 86,094

The Accompanying Notes are an Integral Part
of the Financial Statements

ARCHON SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Increase (Decrease) in Cash and Cash Equivalents:	
Cash flows from operating activities:	
Net Income	$ 68,813
Changes in Assets and Liabilities:	
Commissions receivable	132,594
Accounts payable	(618)
Accrued commissions to related party	(119,334)
Net cash provided by operating activities	81,455
Cash flows from financing activities:	
Members' equity distribution	(57,171)
Net cash used by financing activities	(57,171)
Net increase in cash and cash equivalents	24,284
Cash and cash equivalents at beginning of year	62,339
Cash and cash equivalents at end of year	$ 86,623
Supplemental disclosure of cash flow information:	
Interest paid	$ -
Income taxes paid	$ -

The Accompanying Notes are an Integral Part
of the Financial Statements

ARCHON SECURITIES, LLC
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

Subordinated borrowings at December 31, 2000	$ -
Changes	-
Subordinated borrowings at December 31, 2001	$ -

The Accompanying Notes are an Integral Part
of the Financial Statements

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations

Operations:

Archon Securities, LLC was duly organized under the laws of the State of Arizona on July 20, 1998. On May 11, 1999, the Company received a license from the National Association of Securities Dealers, Inc. (NASD) to operate as a broker-dealer of marketable securities. The Company provides securities broker-dealer services to its clientele primarily in the Phoenix metropolitan area.

The latest date on which the limited liability company is to dissolve is December 31, 2023.

Pervasiveness of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

Income Taxes:

For financial accounting and tax reporting purposes the Company, as a limited liability company, follows the flow-through method of income tax reporting. Therefore, the Company does not report any income tax expense.

Note 2
Concentration of Credit Risk

Operations:

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 3
Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), requiring (1) the maintenance of a minimum amount of net capital and (2) the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $86,094, which was $81,094 in excess of the required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0 to 1 as of December 31, 2001.

SUPPLEMENTAL INFORMATION

SCHEDULE I

ARCHON SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Net Capital	
Total members' equity	$ 86,094
Aggregate Indebtedness:	
Accounts payable	$ 529
Minimum Net Capital Requirement	$ 5,000
Amount in Excess of Minimum Net Capital	$ 81,094
Ratio: Aggregate Indebtedness To Net Capital	0 to 1

SCHEDULE II

ARCHON SECURITIES, LLC
INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ -
A.	Number of items	-
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
A.	Number of items	-